Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

January 5, 2024

BY EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Attention:	Amanda Kim

Stephen Krikorian

Charli Gibbs-Tabler

Jan Woo

Re:	Arrowroot Acquisition Corp.

Registration Statement on Form S-4

Originally Filed September 5, 2023

Amendment No. 2 to Registration Statement on Form S-4

Filed December 7, 2023

File No. 333-274333

Ladies and Gentlemen:

This letter (this “Response Letter”) is submitted on behalf of Arrowroot Acquisition Corp. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 22, 2023 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-4 initially filed on September 5, 2023 (as amended to date, the “Registration Statement”). The Company expects to submit Amendment No. 3 to the Registration Statement (the “Amendment No. 3”) after the Staff indicates that their evaluation is complete with respect to Comment 2 in the Comment Letter, which is expected to include changes in response to certain of the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Amendment No. 2 to the Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information

The PIPE Investment, page 108

1.	Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the Sponsors, directors and officers or their affiliates will participate in the private placement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 13, 29, 66 and 67 of Amendment No. 3 to note that the Company has not yet obtained financing to meet the Minimum Cash Condition and that the Company will file a supplement to the proxy statement/prospectus (“Supplement”) to disclose the terms thereof (including any participation by Sponsors, directors and officers or their affiliates) if such financing is obtained between the date of the definitive proxy statement and the date of the special meeting. If the parties waive or reduce the Minimum Cash Condition, the Company will file a Supplement disclosing such waiver or reduction.

2.	We note your response to prior comment no. 6 and continue to evaluate your revenue recognition policy. We may have further comments.

Response: The Company respectfully acknowledges the Staff’s comment.

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at jmutkoski@goodwinlaw.com or (617) 570-1073.

Sincerely,

/s/ John M. Mutkoski
John M. Mutkoski, Esq.

CC:	Matthew Safaii, Chief Executive Officer
Arrowroot Acquisition Corp.

Jocelyn M. Arel
Justin S. Anslow
Wei Xu
Goodwin Procter LLP

Eric Blanchard
Josh Holleman
Daniel Peale
David Silverman
Cooley LLP